FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr DMJ Ncube, a director of
Gold Fields Limited, has acquired (off-market) and sold
(on-market) Gold Fields shares being the Restricted Shares
allocated to him in terms of The Gold Fields Limited 2005
Non Executive Share Plan.

Details of the transaction are set out below:

Mr DMJ Ncube
Nature of transaction On market sale of shares
Transaction Date 01 December 2011
Number of Shares 2 078
Class of Security Ordinary shares
Price per Share
R137.2000
Total Value R285.101.60
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial

Mr DMJ Ncube
Nature of transaction Off market acquisition of shares
Transaction Date 01 December 2011
Number of Shares 2922
Class of Security Ordinary shares
Price per Share
R137.2000
Total Value R400,898.40
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest
Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

02 December 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  2 December 2011
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
              Relations and Corporate Affairs